Julien R. Smythe
713-220-5881/fax: 713-236-0822
jsmythe@akingump.com

January 16, 2007

Via EDGAR and Federal Express

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-7010

Attn:	Mr. H. Christopher Owings

Ms. Mara Ransom

Mr. Kurt Murao

Mr. Jim Allegretto

Mr. Scott Ruggiero

Mail Stop 3561

Re:	Dynegy Acquisition, Inc.

Registration Statement on Form S-4

File No. 333-139221

Ladies and Gentlemen:

On behalf of Dynegy Acquisition, Inc. (the “Company”), I enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Pre-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-4 (the “Form S-4”). The Amendment reflects the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter to the Company, dated January 5, 2007, with respect to (i) the Form S-4, (ii) Amendment No. 1 to the Form 10-K of Dynegy Inc. (“Dynegy”) for the fiscal year ended December 31, 2005 and (iii) the Quarterly Reports on Form 10-Q of Dynegy for each of the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006. For your convenience, each response below is preceded by the Staff’s comment to which the response relates. Capitalized terms used, but not defined, in the responses to the Staff’s comments have the meaning given to such terms in the Form S-4.

1111 Louisiana Street, 44th Floor / Houston, Texas 77002 / 713.220.5800 / fax: 713.236.0822 / akingump.com

Securities and Exchange Commission

January 16, 2007

Cover Page

1.	We remind you that the letter to the shareholders also serves as the cover page of the prospectus and therefore is subject to the plain English rules. Accordingly, in order to increase the readability and highlight the key terms of the offering, please remove information that is not required to be included on the cover page. See Item 501 to Regulation S-K.

Response:	We have complied with the Staff’s comment by revising the letter to Dynegy’s shareholders to remove the information that is not required by Item 501 of Regulation S-K to be on the cover page of the proxy statement/prospectus.

Summary, page 6

2.	Please limit your summary disclosure to brief discussions of only the most material aspects of the proposed acquisition. Some of your disclosure appears to contain excessive detail, which is better suited for the body of the prospectus. For example, you should provide only a brief description of the merger and the agreement. See Item 3(c) to Form S-4. Please also consider whether other subsections or elements of a discussion within a subsection are necessary for the summary. Appropriate revisions should enable you to significantly reduce the length of the summary. Please revise accordingly. We may have additional comments upon review of your response.

Response:	We have complied with the Staff’s comment by revising the “Summary” section beginning on page 6 of the revised proxy statement/prospectus to (i) provide brief discussions of what we believe are the more material aspects of the Merger and the Merger Agreement Transactions and (ii) eliminate detailed discussion that we believe is better suited for the body of the proxy statement/prospectus.

New Dynegy’s Business, page 8

3.	We note that you have disclosed New Dynegy’s competitive strengths. Please elaborate upon these strengths to explain what about the merger will cause these strengths to arise and why these strengths are not present currently in Dynegy’s business. Also, for balance, please expand your disclosure to discuss any weaknesses of New Dynegy upon completion of the merger.

Securities and Exchange Commission

January 16, 2007

Response:	We have complied with the Staff’s comment by (i) revising the disclosure under the heading “New Dynegy’s Competitive Strengths” on page 7 of the revised proxy statement/prospectus and (ii) adding a new “New Dynegy’s Competitive Weaknesses” heading and corresponding disclosure on page 8 of the revised proxy statement/prospectus. We have also made conforming changes to the “New Dynegy Business – Competitive Strengths” and “New Dynegy Business – Competitive Weaknesses” sections on pages 111-113 of the revised proxy statement/prospectus.

The Merger and the Contributions, page 10

4.	Under “What the LS Contributing Entities Will Transfer to New Dynegy,” you state that the LS Contributing Entities will transfer all of their interests in LSP Kendall Holdings, LLC, LSP-Kendall Blocker, Inc., etc. For clarity, please expand the bullet points to more specifically identify the “interests” that New Dynegy will receive from the LS Contributing Entities. Please revise your disclosure on page 151 as well. Further, under “What the LS Contributing Entities Will Receive from New Dynegy for the Contributions,” please quantify the New Dynegy notes. Please revise your risk factor disclosure on page 39 as well.

Response:	With respect to the “interests” that New Dynegy (and the Development LLC) will acquire from the LS Contributing Entities, we believe it is not the legal names of the particular entities that the LS Contributing Entities will contribute to New Dynegy (and the Development LLC) that are material to investors, but rather the assets that these entities own, namely their power plants and development projects. Accordingly, we have revised the bullet point disclosures appearing on pages 9 and 148 of the revised proxy statement/prospectus to (i) emphasize that it is the Contributed Entities’ power plants and development projects that New Dynegy (and the Development LLC) will acquire from the LS Contributing Entities (by way of the LS Contributing Entities’ transfer of its interests in the Contributed Entities) and (ii) delete the names of the Kendall entities from the first bullet points previously appearing on pages 10 and 151 of the Form S-4.

Also, we have complied with the Staff’s comment regarding disclosure of the principal amount of the New Dynegy Notes; please see pages 9, 28 and 148 of the revised proxy statement/prospectus.

Securities and Exchange Commission

January 16, 2007

The Merger Agreement, page 11

Conditions to the Merger and the Contributions, page 11

5.	In the last bullet point, you refer to page 155 for the definitions of “LS MAE” and “Dynegy MAE.” Please briefly disclose the definitions of these terms here.

Response:	In connection with our response to Staff comment 2, we have eliminated from the “Summary” section the disclosure regarding the conditions to the Merger and the Contributions and, consequently, the references to the terms “LS MAE” and “Dynegy MAE.” Please note that the terms “Dynegy MAE” and “LS MAE” are first used in the revised proxy statement/prospectus on pages 152 and 153, respectively, of the revised proxy statement/prospectus, and that such terms are defined in the corresponding subsections of the revised proxy statement/prospectus.

New Dynegy Certificate of Incorporation and Bylaws, page 16

6.	You provide a summary here of certain provisions of the New Dynegy charter and bylaws. It is not clear, however, whether this summary is intended to provide a summary of the material changes to the charter and bylaws, as compared to the existing provisions of Dynegy Inc., or the material provisions of the charter and bylaws, without regard to changes or both. Please revise to clarify so that it is clear what you are trying to convey here.

Response:	In connection with our response to Staff comment 2, we have eliminated from the “Summary” section of the revised proxy statement/prospectus the prior disclosure summarizing the post-Merger rights of New Dynegy’s stockholders under New Dynegy’s certificate of incorporation and bylaws.

Risk Factors, page 26

7.	Some of your risk factors appear overly lengthy and should be revised to include only enough disclosure to clearly describe the material risk and to put the risk into context. In this regard, detailed information should be moved to the body of the prospectus. For example, we refer you to the risk factor on page 31, the second risk factor on page 34, the risk factor on page 36 and the second risk factor on page 38. Please note that these are only examples. Please revise accordingly throughout this section.

Securities and Exchange Commission

January 16, 2007

Response:	We have addressed the Staff’s comment by streamlining the first three risk factors referenced in the Staff’s comment and, moreover, by dividing the risk factor previously appearing on pages 31 and 32 of the Form S-4 into two separate risk factors. The fourth risk factor referenced in the Staff’s comment has not been revised, except to remove mitigating language pursuant to Staff comment 9, as we believe the full text of the risk factor is necessary to an investor’s understanding of the related risks. However, pursuant to the Staff’s comment, we have also streamlined the risk factor regarding New Dynegy’s indebtedness previously appearing on pages 39 and 40 of the Form S-4.

8.	In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to you or to the investors in the offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	Future changes in commodity prices may materially adversely..., page 28;

•	New Dynegy’s results of operations may be negatively affected..., page 28;

•	Development, refurbishment and operation and maintenance..., page 33;

•	New Dynegy’s access to the capital markets may be limited, page 40 and

•	The development and construction of power generation facilities..., page 44.

Please note these are only examples. Please review your entire risk factor section and revise as necessary.

Response:

Except as discussed below with respect to one of the risk factors included in our initial Form S-4 filing, we respectfully submit that all risk factors included in the proxy statement/prospectus are material to investors and, therefore, should be included in the “Risk Factors” section of the proxy statement/prospectus. We have reviewed the risk factors specifically referenced in the Staff’s comment and the other risk factors appearing in the “Risk Factors” section of the proxy statement/prospectus and (except

Securities and Exchange Commission

January 16, 2007

as discussed below) believe that, while the risk factors may also be applicable to other companies in the power generation industry, they are also specifically applicable to the businesses of Dynegy and New Dynegy. For example, the risk factor entitled “New Dynegy’s access to the capital markets may be limited” is specifically applicable to New Dynegy and material to investors in the proposed offering because New Dynegy, like Dynegy, will be a highly leveraged company with anticipated near-term capital needs. At the same time, there are many companies in the power generation industry that are “investment grade” and for which the capital markets are almost always open.

With respect to the risk factor previously appearing on page 30 of the Form S-4 entitled “New Dynegy’s profitability may decline if counterparties to its contracts fail to perform in accordance with its agreements with them or if New Dynegy is unable to renew certain of the existing contracts of Dynegy,” we have concluded that this risk factor discloses generic risks that could apply equally to other businesses situated similarly to New Dynegy. Accordingly, we have deleted this risk factor from the revised proxy statement/prospectus.

The anticipated benefits of combining Dynegy and the Contributed Entities…, page 26

9.	We note your disclosure that you and the LS Contributing Entities entered into the merger agreement with the “[e]xpectation that the Merger would result in various benefits, including...synergies and operating efficiencies.” You further state, “Although Dynegy and the LS Contributing Entities expect to achieve the anticipated benefits of the Merger...” This type of mitigating statement is inappropriate in your risk factors. Please revise, here and throughout the risk factor section, to remove any mitigating language.

Response:	The “Risk Factors” section of the revised proxy statement/prospectus has been revised to delete the mitigating language referenced in the Staff’s comment as well as the other mitigating language previously appearing in the “Risk Factors” section.

New Dynegy’s profitability may decline if counterparties to its contracts fail…, page 30

10.	This risk factor appears to discuss two separate risks. Please note that each risk factor should disclose a separate, material risk to you and/or the

Securities and Exchange Commission

January 16, 2007

investors. For example, the risk factor discusses the risk that counterparties to contracts may not perform and the risk that New Dynegy may not be able to renew existing major contracts of Dynegy. Please revise accordingly, here and throughout the risk factor section as applicable.

Response:	As noted in our response to Staff comment 8, we have concluded that the referenced risk factor discloses generic risks that could apply equally to other businesses situated similarly to New Dynegy. Accordingly, we have deleted this risk factor from the revised proxy statement/prospectus.

Fifty percent of the membership interest in the Development LLC …, page 44

11.	This risk factor title appears to simply state a fact, as opposed to the risk that accompanies the fact. Please revise to ensure that the title conveys the risk that you elaborate upon below. Further, we object to the mitigating language you provide here. Please revise, consistent with comment 9 above.

Response:	We have determined that the referenced risk factor is not necessary and, accordingly, have deleted it from the revised proxy statement/prospectus.

The Special Meeting, page 47

Record Date and Outstanding Shares, page 47

12.	Please revise to clarify whether or not any treasury stock held by Dynegy will be voted at the special meeting.

Response:	We have revised the disclosure on page 36 of the revised proxy statement/prospectus to clarify that any treasury stock held by Dynegy will not be voted at the special meeting and to further clarify that any treasury stock held by Dynegy will not be counted in determining the total number of outstanding shares of Dynegy’s common stock entitled to vote at the special meeting.

The Merger, Page 50

Background of the Merger Agreement Transactions, page 50

13.	We note your disclosure in the second paragraph on page 50 that you “[e]ngaged in a number of exploratory discussions regarding potential

Securities and Exchange Commission

January 16, 2007

transactions with other companies in the power generation sector as well as with potential investors who were active in the sector” and that those discussions “[i]ncluded the exploration of various merger, acquisition and sale transactions.” Please fully discuss each of the other alternatives you considered and explain why your board of directors concluded not to pursue such alternatives. Further, please discuss why your board of directors chose to pursue a merger with the LS Contributing Entities over the other alternatives and elaborate upon how you came into contact initially with the LS Contributing Entities.

Response:	The Staff’s comment has been addressed by way of the revised disclosure appearing on page 39 of the revised proxy statement/prospectus.

14.	We note your disclosure that on June 2, 2006, “[a]s an outgrowth of the earlier conversations, executives from Dynegy and the LS Power Group met in New York to discuss the potential for a transaction...” Please expand your disclosure to discuss the earlier conversations to which you refer, including the relevant dates and persons involved.

Response:	The Staff’s comment has been addressed by way of the revised disclosure appearing on page 39 of the revised proxy statement/prospectus.

15.

Please expand your disclosure for each of the dated events to more specifically describe the substance of any discussion, negotiation or presentation that you refer to. In this regard, we note that your disclosure appears to provide only a general description of the terms or issues discussed or presented without any specific numerical terms or other details. For example, your disclosure describing your contacts with LS Power Group and their representatives should be expanded to provide more specificity regarding the actual terms and consideration amounts discussed and negotiated, including the form(s) of consideration. As an example, you indicate that during July 2006, you and LS Power Group “[d]iscussed the principal terms and related issues that had arisen to date with respect to the proposed transaction.” Please expand your disclosure to specifically describe the principal terms and related issues that you discussed with LS Power Group. You further state that on August 11, 2006, you and LS Power Group discussed “[t]he potential transaction structure, the development joint venture and the amount and form of consideration.” Please expand your disclosure to specifically describe your discussions regarding the potential

Securities and Exchange Commission

January 16, 2007

transaction structure and development joint venture. Further, please describe the forms of consideration discussed and quantify the amount(s) of consideration. We also refer you to the events that transpired on August 24, 2006, September 6, 2006 and September 10, 2006 and your references to an “assumed valuation” and “certain parameters.” We may have further comment upon review of your response.

Response:	The Staff’s comment has been addressed by way of the revised disclosure appearing on pages 39-41 of the revised proxy statement/prospectus.

16.	You indicate on page 51 that the parties tentatively agreed upon pricing for the transaction on September 12, 2006. What price did they agree upon? How did they arrive at such price and the current price, if different? Please revise.

Response:	The Staff’s comment has been addressed by way of the revised disclosure appearing on page 41 of the revised proxy statement/prospectus.

Recommendation of the Dynegy Board; Reasons of Dynegy for the Merger Agreement Transactions, page 52

17.	We note the reasons you have provided here, however, it is unclear in some instances how the reasons support your decision to recommend the transaction. For example, it is not readily apparent why the change in cash flow generation you mention in the first bullet is a reason the board decided to approve the transaction. Similarly, see your reference to the terms of the current shareholder agreement with Chevron. Please revise to disclose the rationale behind each reason by comparing it to your prospects as an independent entity and why you deemed each alternative inferior to the present transaction.

Response:	The Staff’s comment has been addressed by way of the revised disclosure appearing on pages 42-43 of the revised proxy statement/prospectus. We have also made conforming changes to pages 2 and 3 of the revised proxy statement/prospectus.

Securities and Exchange Commission

January 16, 2007

Opinions of Financial Advisors to the Dynegy, page 53

Opinion of Credit Suisse, page 53

18.	Please provide us with any analyses, reports, presentations, or similar materials prepared for or by the financial advisors in connection with rendering each fairness opinion. We may have further comment upon receipt of these materials.

Response:	The presentation materials prepared by Credit Suisse for Dynegy’s board of directors at its September 14, 2006 meeting and summarized in the section of the proxy statement/prospectus entitled “Opinions of Financial Advisors to Dynegy - Opinion of Credit Suisse” have been provided to the Staff under separate cover by counsel for Credit Suisse on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, counsel for Credit Suisse has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Credit Suisse has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Similarly, (i) the presentation materials prepared by Greenhill for Dynegy’s board of directors at its September 14, 2006 meeting and summarized in the section of the proxy statement/prospectus entitled “Opinions of Financial Advisors to Dynegy - Opinion of Greenhill” have been provided to the Staff under separate cover by counsel for Greenhill and (ii) the models prepared by Dynegy and submitted to each of Greenhill and Credit Suisse have been provided to the Staff under separate cover by counsel for Dynegy, in each case on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, counsel for Greenhill and counsel for Dynegy have each requested that these materials be returned promptly following completion of the Staff’s review thereof. In addition, by separate letters, counsel for Greenhill and counsel for Dynegy have each also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

The models prepared by Dynegy and submitted to each of Greenhill and Credit Suisse are based on voluminous, detailed supporting data and other

Securities and Exchange Commission

January 16, 2007

information, most or all of which was provided to Greenhill and Credit Suisse. While Greenhill and Credit Suisse may have reviewed this supporting data and information to satisfy themselves that Dynegy’s models were appropriate, the models themselves formed the basis for Greenhill and Credit Suisse’s respective analyses. For this reason, and given the voluminous, detailed nature of the supporting data and information, we have not provided such data and information to the Staff. However, we will do so promptly upon the Staff’s request for such information.

19.	Please revise to clearly discuss why Dynegy retained two financial advisors. We note that Greenhill renders a fairness opinion that would seem to differ from Credit Suisse in that it gives “effect to the Contributions and the issuance and payment of the LS Consideration,” however you should highlight this for shareholders and explain why it is relevant.

Response:	The first part of the Staff’s comment has been addressed by way of the revised disclosure appearing on page 40 of the revised proxy statement/prospectus. With respect to the second part of the Staff’s comment, which asks whether there is a substantive difference between the fairness opinion of Greenhill and the fairness opinion of Credit Suisse, we do not believe that there is a substantive difference between the two formulations of the opinion. When expressing the fairness opinion on behalf of the holders of Dynegy’s common stock, the financial advisor must assume that the ancillary transactions as part of the Merger will also occur. Although a fairness opinion given in respect to this transaction would inherently infer that the ancillary transactions will occur, Greenhill decided to include express language on this point. Accordingly, we believe that there is no substantive difference between the two formulations of the opinion.

20.	We note that the Greenhill selected a group of publicly traded companies that “focus primarily in the merchant power generation sector.” Revise to elaborate upon how the companies were chosen by Credit Suisse.

Response:	Credit Suisse’s disclosure has been revised in response to the Staff’s comment; please see page 44 of the revised proxy statement/prospectus.

Securities and Exchange Commission

January 16, 2007

21.	As currently drafted, the discussion of each financial advisor’s opinion does not provide a meaningful summary of each of the analyses performed. Please revise each of the summaries so that they are written in clear, understandable language. Please avoid unnecessary financial terms that make the disclosure very difficult to understand. Rather, please explain in clear, concise, and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for analysis. We may have further comment upon review of your response.

Response:	The disclosures regarding the opinions of Credit Suisse and Greenhill have been revised in response to the Staff’s comment; please see pages 43-53 and 53-61, respectively, of the revised proxy statement/prospectus.

Miscellaneous, page 61

22.	We note your disclosure that you have agreed to pay Credit Suisse a customary fee for its financial advisory services. Please expand your disclosure to quantify the fees paid, or to be paid, to Credit Suisse for their services in connection with the merger transactions, including contingent fees.

Response:	The disclosure regarding Credit Suisse’s opinion has been expanded in response to the Staff’s comment. Please see page 53 of the revised proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences to Dynegy’s Shareholders, page 70

23.	Please revise penultimate paragraph to remove the statement that the disclosure is “[f]or general information only...”

Response:	The disclosures on pages 62 and 64 of the revised proxy statement/prospectus have been revised to delete the statement that the summary tax discussion is “[f]or general information only.”

Securities and Exchange Commission

January 16, 2007

Unaudited Pro Forma Condensed Combined Financial Information, page 81

Notes to New Dynegy Unaudited Pro Forma Condensed Combined Statements of Operations, page 85

(d) Cost of Sales, page 85

24.	We note that you included an adjustment to add back a previously expensed long term service agreement. Please tell us your basis for this adjustment and clarify the description provided.

Response:	Under U.S. generally accepted accounting principles, there are three acceptable methods for accounting for major maintenance activities: direct expensing, built-in overhaul or the deferral method. The Contributed Entities’ accounting policy is to expense major maintenance expenses as they are incurred. Dynegy’s accounting policy is the deferral method, under which the actual costs for major maintenance are capitalized and amortized over the expected maintenance cycle. The adjustment in the pro forma financial statements was made to conform the Contributed Entities’ accounting policy to Dynegy’s accounting policy. We have revised footnote (d), appearing on page 76 of the revised proxy statement/prospectus, to clarify the reason for the adjustment.

Notes to New Dynegy Unaudited Pro Forma Condensed Combined Balance Sheet, page 88

(e) Property Plant and Equipment, page 88

25.	We note that you determined this adjustment to the fair value of the property plant and equipment using Dynegy’s estimate of fair value based on discounted cash flows. We further note that you engaged Greenhill to render an opinion that the exchange of shares is fair to the holders of Dynegy’s common stockholders. We understand that Greenhill performed a discounted cash flow valuation of the Contributed Entities as part of the procedures they performed to arrive at their opinion. We presume the primary determinants of net cash inflow from such valuation analysis results from assumed operation of the generating units which constitute the substantial majority of property plant and equipment. If otherwise, please clarify our understanding. If our presumption is correct, please reconcile in detail Dynegy’s estimate of fair value based on discounted cash flows with the stand-alone analysis performed by Greenhill. Please ensure any differences in discount rates, assumptions as to revenues and/or expenses from operation of assets as well as the time frame such cash flows are discounted are fully reconciled and explained. We may have further substantive comment.

Securities and Exchange Commission

January 16, 2007

Response:	The discounted cash flow amounts provided by Greenhill on page 59 of the revised proxy statement/prospectus represent a range of equity values which are not directly comparable to the pro forma adjustment to property, plant and equipment. In addition to the net cash inflows from the operations of the generating units, the discounted cash flow equity value includes the net cash outflows associated with the liabilities assumed from the Contributed Entities, primarily long-term debt, which is presented separately in the financial statements. Because the values are not directly comparable, we do not believe a detailed reconciliation is necessary or meaningful. In addition, please note that the ultimate values that will be assigned to the generation facilities will be based upon an independent appraisal as of the closing date.

(h) Goodwill, page 89

26.	We note you utilized the market price of Dynegy’s common stock as a proxy for the Class B shares anticipated to be issued to the LS Contributing Entities. We further note that Class B shares will be unlisted and unregistered shares salable only via an exemption from registration or filing of a registration statement. We further note registration rights will be granted to the LS Contributing Entities. Please advise us in detail your basis for using the price of a traded listed security in establishing the aggregate purchase price of the Contributed Entities given the restricted nature of the stock to be issued. We may have further substantive comment.

Response:	We believe that the market price of Dynegy’s currently traded listed security is an appropriate value to use when establishing the aggregate purchase price of the Contributed Entities based on the following factors:

•	New Dynegy plans to file a Form S-3 to register the sale of the Class B shares immediately after the close of the transaction.

•	The market measures Dynegy’s current market capitalization by attributing the same share values to shares of Dynegy’s current Class B stock as it attributes to shares of Dynegy’s current Class A stock. The voting rights held by Dynegy’s current Class B shareholder are similar to those that will be held by New Dynegy’s Class B stockholders upon the closing of the Merger Agreement Transactions.

Securities and Exchange Commission

January 16, 2007

•	As discussed in the “Other Agreements and Documents” section of the registration statement, if any holder of shares of New Dynegy’s Class B common stock transfers such shares to anyone other than a “permitted transferee”, the shares will automatically convert to shares of New Dynegy’s Class A common stock. In addition, should any Class A common stock be acquired by a Class B stockholder, the acquired shares will automatically convert into Class B shares. Any conversion of shares of New Dynegy’s common stock from one class to another will be on a one-to-one basis. This indicates that the Class A and Class B shares are interchangeable from a market perspective as the rights associated with the Class B shares do not transfer to new owners upon the sale of any such shares.

•	While there are restrictions on the transfer of New Dynegy’s Class B common stock, 21,250,000 shares of the stock can be transferred beginning 180 days after the closing of the Merger, with an additional 21,250,000 shares becoming transferable on and after the first day of each succeeding 180-day period thereafter, until a period two years after the closing of the Merger when the lock-up period expires. Thus, there is a limited time period when the LS Control Group is prohibited from any type of distribution. It is also important to note that the Class B stockholders have additional voting rights as described in the “Other Agreements and Documents” section of the registration statement. The Company believes that the value associated with these voting rights offsets any restrictions on the immediate transfer of Class B shares.

27.	Please provide us the specific terms and relative priority of the Dynegy subordinated note. Please show us via comparison with similar Dynegy debt issues, why the fair value of debt is equal to its face amount.

Response:

The New Dynegy subordinated notes (the “New Dynegy Notes”) will be issued by New Dynegy. The initial issue of the New Dynegy Notes will be a private offering with no registration rights, but registration rights will be offered as part of the remarketing of the New Dynegy Notes at the end of year two. The New Dynegy Notes will be junior to all indebtedness of Dynegy, whether created, incurred or assumed before, on or after the date of issue, including inter-company obligations and trade payables, except

Securities and Exchange Commission

January 16, 2007

for instruments that expressly create a pari passu or subordinate relationship to the New Dynegy Notes. The New Dynegy Notes will have a term of 12 years and will mature in 2019.

For the first two years after issuance, the New Dynegy Notes will bear interest at a rate of 9.5% per annum and will be callable by New Dynegy at any time. If New Dynegy does not pay interest in cash during this period, additional New Dynegy Notes will be issued to the note holder(s) in an amount equal to the interest that was not paid in cash. Mandatory prepayments will be required for (1) 50% of the net proceeds from the issuance of New Dynegy equity or debt; (2) 50% of any monetization of Sithe Independence’s contract with Consolidated Edison that is distributed to New Dynegy; (3) 50% of the proceeds of any sale of the assets of Dynegy Holdings Inc. (“DHI”) that may be distributed to New Dynegy; and (4) 50% of any other distributions from DHI to New Dynegy to the extent not covered above.

After two years, the New Dynegy Notes will be remarketed to allow for an interest rate reset that is intended to create a market value of the securities at 102% of par. The New Dynegy Notes will remain non-callable for the next 5 years. Thereafter, the New Dynegy Notes may be called at a declining percentage of par plus one half of the remarketed interest rate.

We believe that the fair value of the debt is equal to its face because LS and Dynegy’s intention when setting the coupon for the security was to structure the security so that it would trade at par. As of December 27, 2006, the yield on DHI’s subordinated security (NGC Capital Trust, 8.316%, due June 2027) was in the 8.9% range. DHI is the Dynegy subsidiary that holds a significant majority of Dynegy’s generation investments. We believe a 50 to 100 basis point premium to reflect the structural subordination of a New Dynegy security compared to a DHI security is reasonable. In addition, New Dynegy will have significant incentives to redeem the New Dynegy Notes at par prior to the expiration of the second anniversary of the issuance of the New Dynegy Notes, to take advantage of favorable call rights and to eliminate the possibility of an increase in coupon associated with remarketing.

28.	Please explain to the staff in detail how you plan to allocate goodwill resulting from the proposed acquisition to any resultant operating segments

Securities and Exchange Commission

January 16, 2007

or components thereof for New Dynegy. Please be detailed in your explanation. Please also explain how the impairment test will be performed on an annual basis.

Response:

Allocation of Goodwill

Dynegy intends to allocate goodwill to its reporting units in accordance with paragraphs 34-35 of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill will be allocated on the acquisition date to the reporting units expected to benefit from the synergies of the Merger Agreement Transactions. Upon the closing of the Merger Agreement Transactions, New Dynegy’s power generation operating segments will be the Northeast, Midwest and West. It is currently anticipated that the reporting units will be the same as the operating segments. Goodwill will be allocated to the reporting units based upon their relative fair values.

Impairment Test

The goodwill impairment test will be performed annually during the fourth quarter. In the first step of the impairment test, the fair value of each reporting unit will be determined. We expect that such fair value will be calculated using a present value technique (i.e., discounted cash flow analysis). These values will then be compared to the carrying amount of the reporting unit, including any goodwill allocated to that reporting unit upon the close of the acquisition. If the fair value of the reporting unit exceeds its carrying amount, the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the impairment test will be performed to determine the amount of the impairment, if any. In the second step of the impairment analysis, we will allocate the fair value of the reporting unit to the assets and liabilities included in the reporting unit as if the reporting unit had been acquired in a business combination on the effective date of the analysis. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill. The carrying amount of goodwill will be compared to the implied fair value of goodwill and any excess will be written off.

Securities and Exchange Commission

January 16, 2007

(d), (g) & (n) Assets/Liabilities from Risk-Management Activities, Intangible Assets and Other Long-Term Liabilities, pages 88 and 90

29.	Please provide us with the forward price curves used by LS Contributing Entities’ valuation team as compared to Dynegy’s forward price curves for a given commodity. Please ensure such comparison is made at the same date. Note that you may use whatever way best facilitates comparison of the two curves; pictorial or narrative. To the extent the differences are due to differing assumptions between the two companies, please summarize the difference and justify why Dynegy’s assumption(s) is a better market input than that of the LS Contributing Entities. We may have further comment.

Response:	The forward price curves used by Dynegy and the Contributed Entities referenced in this response have been provided to the Staff under separate cover by counsel for Dynegy, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, counsel for Dynegy has requested that these materials be returned promptly following completion of the Staff’s review thereof. In addition, by separate letter, counsel for Dynegy has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

In power markets, power sales are differentiated into “on-peak” and “off-peak” periods, and these are typically traded as separate and distinct products. Therefore, there are different curves for “on-peak” and “off-peak” periods. On-peak periods are for the sixteen-hour periods during certain days of the week where power consumption is at its highest. In the eastern United States, on-peak periods generally occur on Monday through Friday; while in the West, on-peak periods generally occur on Monday through Saturday. All other periods are considered off-peak. Off-peak periods, even in the near-term, are generally less liquid than on-peak periods.

Securities and Exchange Commission

January 16, 2007

Assets/Liabilities from Risk Management Activities

A vast majority (a variance of $38 million of the net difference of $32 million) of the difference in the values assigned to the assets/liabilities from risk management activities results from differences in the forward price curves for off-peak periods in the forward twelve months (i.e., the current portion) at the pricing locations for which curve comparisons have been provided under separate cover; therefore, our response will focus on those curves for the forward twelve months.

Dynegy’s forward price curves for the off-peak periods were determined using broker quotes. The Contributed Entities purchased their forward price curves from a third-party service provider. This service provider uses market indications as well as non-market factors in building its off-peak power curves. The non-market considerations include supply and demand factors for electric power in the subject markets, historical pricing and the costs to build a new power plant.

While the valuation methodologies inherent in the forward price curves used by the Contributed Entities and Dynegy are both acceptable methods of determining fair value under U.S. generally accepted accounting principles, we believe Dynegy’s valuation methodology is preferable because Dynegy’s methodology will be used to value the underlying contracts when preparing consolidated financial statements in the future.

Securities and Exchange Commission

January 16, 2007

Intangible Assets and Other Long-Term Liabilities

The contracts underlying the intangible assets and other long-term liabilities either do not qualify as derivatives or are scoped out of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as a result of the normal sale exception. The values assigned to these contracts in the historical financial statements of the Contributed Entities represent the unamortized portion of the fair value assigned to the contracts on the dates they were acquired by the Contributed Entities. Such fair values in the historical financial statements of the Contributed Entities were determined with the assistance of a third party valuation specialist using market assumptions and forward price curves on the date the contracts and underlying assets were acquired through various transactions executed in December 2004, October 2005 and May 2006. The values assigned to these contracts in the pro forma financial statements were determined using Dynegy’s market assumptions and forward price curves as of September 30, 2006. Therefore, we respectfully submit that comparison of the forward price curves used to value the intangible assets and other long-term liabilities included in the pro forma financial statements and in the historical financial statements of the Contributed Entities would not be meaningful because the fair values of these contracts were determined at different dates.

Securities and Exchange Commission

January 16, 2007

using the prices and Dynegy’s market assumptions as of September 30, 2006. Therefore, comparison of the curves used to value the intangible assets and other long-term liabilities included in the pro forma financial statements and in the historical financial statements of the Contributed Entities would not be meaningful because the fair values of these contracts were determined at different dates.

Management’s Discussion and Analysis of Financial Condition…, page 91

30.	Please confirm that the contributed entities do not have any off-balance sheet arrangements. See Item 303(a)(4) to Regulation S-K.

Response:	The Staff’s comment has been addressed by way of the revised disclosure appearing on pages 90-91 of the revised proxy statement/prospectus.

31.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on the contributed entities’ revenues or income or result in the contributed entities’ liquidity decreasing or increasing in any material way. In doing so, please provide additional information about the quality and variability of contributed entities’ earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please also describe any known material trends, favorable or unfavorable, in contributed entities’ capital resources. Please indicate any expected material changes in the mix and relative cost of such resources. In addition, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to the contributed entities, including recent regulatory changes, and

•	material opportunities, challenges, and risks in the short and long term and the actions that the contributed entitles are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:	The Staff’s comment has been addressed by way of the revised disclosure appearing on pages 85-86, 88-89, 91-93 and 101-102 of the revised proxy statement/prospectus.

Securities and Exchange Commission

January 16, 2007

Contractual Obligations and Commercial Commitments, page 98

32.	Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Response:	The Staff’s comment has been addressed by way of the revised disclosure appearing on page 89 of the revised proxy statement/prospectus.

New Dynegy Business, page 113

33.	Please define all industry-specific or technical terms the first time they appear so they are easily understandable to one not familiar with your industry. For example, in the table on page 114, we note your use of the terms “Baseload,” “Intermediate” and “Peaking.” We also note your use of certain acronyms under the column “Region.” Further, on page 115, we note the use of the terms “combined-cycle capacity,” “dual-fuel capability,” “reliability-must-run arrangements,” etc. Please revise accordingly, here and throughout your document, as applicable. In this regard, we particularly refer you to your disclosure in section “Business of the Contributed Entities,” beginning on page 119.

Response:

We have added a “Glossary of Power Industry Terms” beginning on page G-1 of the revised proxy statement/prospectus in response to the Staff’s comment. We believe the use of a separate glossary improves the readability of the proxy statement/prospectus, as it consolidates the definitions of the power industry terms used into one section of the proxy statement/prospectus for ease of reference for the reader (versus the reader having to locate the first instance in which a particular term was used in order to ascertain the definition of such term). We also believe the use of a separate glossary streamlines the disclosure in the body of the proxy statement/prospectus regarding the businesses of the Company, Dynegy and the Contributed Entities, by obviating the need to include definitions

Securities and Exchange Commission

January 16, 2007

of power industry terms within such disclosure. Please note the sentence included in the italicized introductory language of the “Summary” section on page 6 of the revised proxy statement/prospectus, which directs the reader to the Glossary of Power Industry Terms beginning on page G-1 of the revised proxy statement/prospectus.

34.	We note your disclosure under “Competitive Strengths” beginning on page 115. For balance, please disclose any competitive weaknesses that may result from the merger.

Response:	We have complied with the Staff’s comment by adding new disclosure under the heading “Competitive Weaknesses” on page 113 of the revised proxy statement/prospectus. We have also made a conforming change to the “Summary” section of the revised proxy statement/prospectus by adding a new “New Dynegy’s Competitive Weaknesses” heading and corresponding disclosure on page 8.

Business of the Contributed Entities, page 119

Operating Assets Discussion, page 120

Western Operating Assets, page 120

35.	We note your disclosure that third-party service providers are responsible for the day-to-day operations and maintenance of the Western Operating Assets. We also note that Bear Energy LP serves as the energy manager for the Western Operating Assets under an energy management contract. Accordingly, please disclose the material terms of the third-party service contracts, as well as the energy management contract. We also note similar disclosure regarding the Eastern Operating Assets on page 131. Further, in addition to these contracts, we note that you describe several other agreements of the Western Operating Assets, including power purchase and RMR agreements, as well as call-option agreements. Again, we also note similar descriptions regarding agreements of the Eastern Operating Assets, as well as a power purchase agreement relating to Plum Point. Please note that written agreements should be filed as exhibits, to the extent they are material and not made in the ordinary course of business.

Securities and Exchange Commission

January 16, 2007

Response:	In our view, the terms of the third-party operating and maintenance contracts and the energy management contracts related to the Operating Assets are not material because the fee amounts involved in those contracts are relatively small in relation to New Dynegy as a whole. For 2007, the fees to be incurred by the Contributed Entities under the various third-party service contracts and energy management contracts are expected to total approximately $14 million. In addition, these contracts were entered into in the ordinary course of the Contributed Entities’ business, and the third-party service providers and energy managers are replaceable with short prior notice (generally 30 to 90 days). Following the completion of the Merger Agreement Transactions, New Dynegy will evaluate whether to continue utilizing third-party service providers and energy managers beyond the short term. Because of Dynegy’s existing energy trading and plant operations infrastructure, it is possible that certain of these agreements will be terminated or amended following the consummation of the Merger Agreement Transactions. Therefore, we respectfully submit that disclosure of the terms of such third-party service contracts and energy management contracts in the proxy statement/prospectus is not required.

Pursuant to our discussions with the Staff on the Contributed Entities’ financial statements prior to the original filing of the registration statement, we have provided information on the use of third-party operating and maintenance providers and energy managers with respect to the Operating Assets in order to help investors understand that these assets are operated in a different manner under the Contributed Entities’ ownership than under the ownership of their prior owners, with outsourcing being one of the operating elements that the Contributed Entities have implemented. This disclosure, however, is not meant to imply that the impact of those third-party operating and maintenance contracts and energy management contracts are material.

With respect to the power purchase agreements, RMR agreements and call-option agreements entered into by the Contributed Entities, in our view these agreements are, individually, not material to New Dynegy as a whole. Pursuant to our discussions with the Staff on the Contributed Entities’ financial statements prior to the original filing of the registration statement, we have included detailed descriptions of these agreements in the proxy statement/prospectus in order to help investors better understand

Securities and Exchange Commission

January 16, 2007

how the Operating Assets have been operated subsequent to the LS Power Group’s acquisition thereof. The inclusion of such disclosure, however, is not meant to imply that these agreements are material. Therefore, we respectfully submit that these agreements are not required to be filed as exhibits to the Form S-4.

Directors and Management of New Dynegy, page 145

36.	Please revise your business experience descriptions of the officers and directors to ensure that their business experience for the past five years is disclosed. In this regard, please include the relevant dates of employment. For example, please revise Mr. Biegler’s business experience description to disclose his business experience from 2001 to April 2003. Please revise throughout accordingly. See Item 401 of Regulation S-K.

Response:	The business experience descriptions with respect to the expected directors and executive officers of New Dynegy appearing on pages 141-144 and pages 145-146, respectively, of the revised proxy statement/prospectus have been revised to comply with the Staff’s comment and Item 401(e) of Regulation S-K, specifically the requirement that the business experience for the previous five years be disclosed.

Please note that several of the directors of existing Dynegy, such as Messrs. Biegler and Grijalva, have retired within the past five years and, therefore, their business experience descriptions for the preceding five years set forth in the proxy statement/prospectus may reflect an interval during which no employment or occupation is indicated. However, all such directors have served on the boards of directors of both public and private companies (as described in their respective business experience descriptions) during any such intervals.

Director and Executive Officer Compensation, page 150

37.	Please disclose the information required by Item 402 of Regulation S-K, as applicable, for persons expected to serve as directors and executive officers of New Dynegy that are currently affiliated with LS Power Group. Please also provide any disclosure applicable to the same persons under Item 404 of Regulation S-K. See Item 18(a) of S-4.

Securities and Exchange Commission

January 16, 2007

Response:	We respectfully submit to the Staff that Items 402 and 404 of Regulation S-K are not applicable to LS Power Group employees who are expected to serve as directors or executive officers of New Dynegy. Item 18(a)(7) of Form S-4 requires the registrant to provide the information required by Items 402 and 404 for each person who will serve as a director or executive officer of the surviving company in connection with compensation for services rendered to the registrant and its subsidiaries. None of the LS Power Group employees who are expected to serve as directors or executive officers of New Dynegy has received any compensation from, or been party to any compensation arrangement with, New Dynegy, Dynegy or the Contributed Entities, and none of these individuals will be employed by, receive any compensation from or be party to any arrangement with New Dynegy until the completion of the Merger.

We have revised the proxy statement/prospectus (see page 146 of the revised proxy statement/prospectus) to clarify that the prospective directors and executive officers of New Dynegy who are currently employed by the LS Power Group have not received any compensation from, and are not party to any other arrangements with, New Dynegy, Dynegy or the Contributed Entities and will not receive any compensation from, or be party to any other arrangements with, New Dynegy until the completion of the Merger. The revised disclosure is consistent with the disclosure in filings with the Commission with respect to similar transactions that we have reviewed. We confirm that going forward the compensation received from New Dynegy by directors and officers of New Dynegy currently employed by the LS Power Group, and any other arrangements that such directors and officers have with New Dynegy, will be disclosed in accordance with the rules and regulations of the Commission

The Merger Agreement and Merger Agreement Transactions, page 151

38.	We note your disclosure stating that the transaction is subject to the satisfaction or waiver of the conditions. Please be aware that we generally believe that re-solicitation is required when companies waive material conditions to a transaction.

Response:	We acknowledge the Staff’s view that re-solicitation is generally required when material conditions to a transaction are waived by the party soliciting proxies.

Securities and Exchange Commission

January 16, 2007

Auction Rights, page 173

39.	We note your disclosure that after the lock up period, a representative on behalf of the LS Shareholders “[h]as the right to make one or more qualified offers to New Dynegy to acquire all, but not less than all, of the outstanding voting securities of New Dynegy.” You further state, “If New Dynegy rejects such offer...New Dynegy will (i) conduct an auction....” As also described on pages 17 and 18 of the summary section, the auction would be for all of New Dynegy’s outstanding voting securities. We are unclear what you mean by “[q]ualified offers to New Dynegy to acquire all…of the outstanding voting securities of New Dynegy.” It appears you may be referring to a tender offer for the remaining outstanding voting securities of New Dynegy, however, your disclosure does not appear clear. In this regard, please revise to clarify and further explain what you mean when you state that New Dynegy may “reject” the offer. Additionally please explain how the auction right affects the Class A common stock holders of New Dynegy. We may have further comment upon review of your response.

Response:	The Staff’s comment has been addressed by way of the revised disclosure appearing on pages 169-171 of the revised proxy statement/prospectus.

Comparison of Rights of Dynegy’s Shareholders and New Dynegy’s Stockholders, page 196

40.

We note that in connection with the merger, the rights of former Dynegy stockholders will be governed by a new certificate of incorporation and by-laws under Delaware law. As a result, some material stockholder rights will no longer apply. For example, cumulative voting rights and the majority vote requirement relating to the election of directors will no longer be relevant for Dynegy’s Class A common stockholders. Further, a new provision in your Certificate of Incorporation denies your Class A Common stockholders the right to take action by written consent in lieu of a meeting. We also note that there is a new provision in your articles stating that if an amendment affects the voting rights of Class A and B stock, New Dynegy’s articles require approval from a majority, as opposed to a supermajority, of the Class B holders and a majority, as opposed to a supermajority, of Class A and B holders voting as a class. It does not appear that you intend to separately present these changes as proposals for stockholders to vote upon. Please tell us why Rule 14a-4(a)(3) of the proxy rules does not require you to “unbundle” these matters. In this regard, please see the Fifth Supplement to

Securities and Exchange Commission

January 16, 2007

the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (September 2004).

Response:	We do not believe Rule 14a-4(a)(3) of the proxy rules requires us to “unbundle” the shareholder vote related to the Merger Agreement Transactions

An integral part of the Merger Agreement Transactions is the creation of a new Delaware corporation to be the publicly traded parent. The parties believe that because Delaware has a more developed corporate law, as it applies to large public companies, than any other state, it would be a more appropriate jurisdiction for New Dynegy. Therefore, the selection of Delaware as the jurisdiction of incorporation for New Dynegy was part and parcel of the Merger Agreement Transactions. As a result of this selection of Delaware, the public company will be subject to the Delaware General Corporation Law (the “DGCL”), which is different in many respects than the Illinois Business Corporation Act (the “IBCA”).

The differences in stockholders’ rights under the New Dynegy certificate of incorporation and bylaws as compared to the Dynegy articles of incorporation and bylaws arise as a matter of state law and not from any specific changes made by the parties. We do not believe the “unbundling” rules, including the September 2004 telephone interpretation referenced in the Staff’s comment, apply to changes that arise as a result of differences between state law in situations where the jurisdiction is being changed. To “unbundle” in such a case is inconsistent with the underlying transaction, thereby making “unbundling” unwarranted. In particular, we believe this to be the case where the application of state corporation statutes have different outcomes. For example, under the IBCA, directors are expressly permitted to consider “stakeholder interests” in the discharge of their duties, while under the DGCL directors are not. The identified changes to the rights of the Dynegy stockholders are treated as follows under the DGCL and IBCA:

Securities and Exchange Commission

January 16, 2007

Provision	DGCL	IBCA
Cumulative voting	Only allowed if specifically permitted under the certificate of incorporation	Default provision

Majority voting for directors	Not possible under DGCL	Provided by IBCA

Written consent in lieu of a meeting permitted	Default provision	Default provision

Vote required to effect a change of stockholder voting rights	Default provision - majority	Default provision – 2/3

Of the four matters described above, all but the provision related to written consents are changing as a result of the application of the default provisions of the DGCL versus the IBCA. This is particularly true with respect to the majority director voting provision, which is impossible to implement directly under the DGCL.

In sum, the differences between the charters of New Dynegy and existing Dynegy arise from the differences in state law, not specific changes sought by the parties. For the foregoing reasons, our view is that the “unbundling” rules, including the September 2004 telephone interpretation, do not apply in this case.

Plan of Merger, Contribution and Sale Agreement, page A-1

41.	Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Response:

We have filed, as page Annex A-69 to the revised proxy statement/prospectus, a list briefly identifying the contents of all omitted schedules to the Merger Agreement. In addition, we have included, in the

Securities and Exchange Commission

January 16, 2007

Exhibit Index to the Amendment, the Company’s agreement to furnish the Staff with a copy of any omitted schedule to the Merger Agreement upon the Staff’s request.

Exhibits

42.	Please file all required exhibits, such as the legality and tax opinions, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

Response:	The legality and tax matters opinions have been filed as Exhibits 5.1 and 8.1, respectively, to the Amendment.

Amended Form 10-K/A for Fiscal Year Ended December 31, 2005

Exhibits 31.1 and 31.2

43.	Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. For example, the term “Dynegy,” other than in the first paragraph, should be replaced with “registrant.” Also, we note revised language and the omission of certain parenthetical language in paragraph 4(d). Please confirm that in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

Response:	We confirm that, in future filings, the Section 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30,2006 and September 30, 2006

44.	Please comply with the comment issued on the Form 10-K, to the extent it is applicable.

Response:	We confirm that, in future Form 10-Q filings, the Section 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

Securities and Exchange Commission

January 16, 2007

Controls and Procedures

45.	We note your disclosure that your disclosure controls and procedures were evaluated to “[e]nsure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified by the SEC.” We further note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures “[w]ere not effective to ensure that the information required to be disclosed in our SEC reports is recorded, processed, summarized and repotted within the requisite time periods.” As you have included a portion of the definition of disclosure controls and procedures in describing your evaluation of and in making your effectiveness conclusion regarding your disclosure controls and procedures, you must include the entire and accurate definition. Please confirm that in future filings, you will revise to disclose, if true, that your disclosure controls and procedures were evaluated and are effective (or not effective) to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response:	We confirm that, in future filings, Dynegy and the Company (as appropriate) will disclose, if true, that its disclosure controls and procedures were evaluated and are effective (or not effective) to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Securities and Exchange Commission

January 16, 2007

Your prompt attention to this matter is greatly appreciated. If you have any questions with respect to the foregoing, please call me at (713) 220-5881 or my associate, Amos J. Oelking, III, at (713) 220-8137.

Sincerely,

/s/ Amos J. Oelking III
For Julien R. Smythe

cc:	Lynn A. Lednicky

J. Kevin Blodgett

Carolyn J. Stone

Kent R. Stephenson

Heidi D. Lewis

Ronald Cami

Charles Ching

Amos J. Oelking, III